FOR IMMEDIATE RELEASE

JED OIL INC. CHANGES NAME AND ANNOUNCES THE CLOSING OF A REORGANIZATION PURSUANT TO A PLAN OF ARRANGEMENT

Didsbury, Alberta – Friday, November 20, 2009 – JED Oil Inc. (Pink Sheets: JEDOF) (the "Company") today announced that the Company implemented a reorganization (the "Reorganization") pursuant to the Third Amended and Restated Plan of Arrangement dated September 28, 2009 among the Company, JED Production Inc. ("JPI") and JED Oil (USA) Inc. (the "Plan").

Pursuant to the Plan, the Company filed Articles of Reorganization (the "Articles of Reorganization") on November 20, 2009, which changed the name of the Company to "Steen River Oil and Gas Ltd.".

The Articles of Reorganization changed the authorized capital of the Company to consist of an unlimited number of common shares (the "Common Shares"), 29,037,500 Class A Special Shares, 5,462,500 Class B Special Shares, 85,779,085 Class C Special Shares and 1,797,474 Class D Special Shares.

The Articles of Reorganization automatically exchanged all the Common Shares of the Company that were issued and outstanding at the time of filing of the Articles of Reorganization on a one for one basis for Class C Special Shares.  The Class C Special Shares were subsequently redeemed by the Company in accordance with the Plan, without consideration and cancelled.  The Company has also cancelled all outstanding warrants and options to acquire Common Shares, as required by the Plan.

The Articles of Reorganization also automatically exchanged the issued and outstanding Class B Preferred Shares of the Company at the time of filing of the Articles of Reorganization on a one for one basis for Class D Special Shares.  The Class D Special Shares were subsequently redeemed by the Corporation, in accordance with the Plan, without consideration and cancelled.

In addition to filing the Articles of Reorganization, the Company has implemented the steps of the Plan described below.  The Company issued an aggregate of 40,240 Common Shares and an aggregate of 29,037,500 Class A Special Shares to holders of the Company's 10% Senior Subordinated Convertible Notes ("Notes") in consideration for the claims of the Noteholders.  The unsecured creditors of the Company and JPI were issued an aggregate of 5,462,500 Class B Special Shares of the Company in consideration for the Unsecured Claims (as defined in the Plan).  The Company then amalgamated with its subsidiary, JPI as required by the Plan.

Trading of the Company’s Common Shares will be terminated effective November 23, 2009 on the Pink Sheets in the United States and an application has been made to cease the Company’s status as a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.

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All Affected Claims, as defined in the Plan, against JED and its subsidiaries of whatever nature are deemed to be released in their entirety.

The complete Plan may be viewed at the website of JED's filings with the Alberta Securities Commission at (http://www.SEDAR.com) or JED's filings with the Securities and Exchange Commission (US) at (http://www.sec.gov).

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements.  The words "proposed", "anticipated" and "scheduled" and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.  Such statement are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED's filings with the U.S. Securities and Exchange Commission (the "SEC"), which are available at the SEC's Web site (http://www.sec.gov) and JED's filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 851-0017

www.jedoil.com

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